Exhibit 99.5

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Director's dealing in Telkom SA Limited securities

In terms of Section 3.63 - 3.74 of the JSE Securities Exchange South Africa Listings Requirements please note the following:

Name of Director:	Sizwe Nxasana
Number of Securities:	12,328
Class of Security:	Ordinary
Nature of Interest:	Direct, beneficial
Nature of Transaction:	Allocation
Date:	22 July 2005
Price:	R 112.10
Vesting date:	June 2008
Shareholding:

The shares allocated represent Mr Nxasana's conditional shares awarded to him in terms of the Telkom Conditional Share Plan, for the 2004/05 financial year. This allocation is also based on Telkom having achieved all its financial targets as measured in the Team Award for the 2004/05 financial year.

Name of Company Secretary:	Vincent Mashale
Number of Securities:	1,576
Class of Security:	Ordinary
Nature of Interest:	Direct, beneficial
Nature of Transaction:	Allocation
Date:	22 July 2005
Price:	R 112.10
Vesting date:	June 2008
Shareholding:

The shares allocated represent Mr Mashale's conditional shares awarded to him in terms of the Telkom Conditional Share Plan, for the 2004/05 financial year. This allocation is also based on Telkom having achieved all its financial targets as measured in the Team Award for the 2004/05 financial year.

The necessary approval was obtained in terms of 3.66 of the Listings Requirements.

Johannesburg
27 July 2005